ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN FINANCIAL STATEMENTS DECEMBER 31, 2000

INDEX
Page

Independent Auditors' Report	2

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits, December 31, 2000	3

Statement of Net Assets Available for Benefits, December 31, 1999	4

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2000	5

Notes to the Financial Statements	6-10

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes	11

Independent Accountants' Report

Participants, Board of Trustees and Administrator
of Artesian Resources Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule(s) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilmington, Delaware
May 4, 2001

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000
	Participant Directed
	Fidelity Family of Mutual Funds
				Managed
	Equity	Aggressive		Income	Intermediate	Diversified	Artesian	Participant
	Income II	Growth	Puritan	Portfolio	Bond	International	A	Loans	Total
Assets:
Cash	$95,546	$93,089	$45,078	$51,105	$7,016	$2,139	$-	$-	$293,973

Investments, at fair value-
Common/Collective Trusts	-	-	-	943,573	-	-	-	-	943,573

Registered Investment
Companies	4,878,671	5,484,642	830,073	-	733,699	210,262	-	-	12,137,347

Employer Securities	-	-	-	-	-	-	735,641	-	735,641

Participant loans	-	-	-	-	-	-	-	365,149	365,149
	------------	------------	----------	----------	----------	----------	----------	----------	-------------
Total investments	4,974,217	5,577,731	875,151	994,678	740,715	212,401	735,641	365,149	14,475,683

Amounts due from employer	-	51,630	-	-	-	-	31,339	-	82,969
	------------	-----------	----------	----------	----------	----------	----------	----------	-------------
Net assets available for
benefits	$4,974,217	$5,629,361	$875,151	$994,678	$740,715	$212,401	$766,980	$365,149	$14,558,652
	=======	=======	======	======	======	======	======	======	========

See accompanying notes to the financial statements.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 1999
	Participant Directed							Non- Participant Directed
	Fidelity Family of Mutual Funds
				Managed
	Equity	Aggressive		Income	Intermediate	Artesian	Participant	Appreciation
	Income II	Growth	Puritan	Portfolio	Bond	A	Loans	Plus	Total
Assets:
Cash	$1,421	$2,487	$465	$10,552	$103	$-	$-	$-	$15,028

Investments, at fair value-
Common/Collective Trusts	-	-	-	682,646	-	-	-	-	682,646

Registered Investment
Companies	3,593,054	7,190,627	711,840	-	532,489	-	-	-	12,028,010

Employer Securities	-	-	-	-	-	546,557	-	-	546,557

Funds held in insurance
companies' general
accounts, at contract value	-	-	-	-	-	-	-	240,614	240,614

Participant loans	-	-	-	-	-	-	368,636	-	368,636
	------------	------------	----------	----------	----------	----------	----------	----------	-------------
Total investments	3,594,475	7,193,114	712,305	693,198	532,592	546,557	368,636	240,614	13,881,491

Amounts due from employer	29,195	-	-	-	-	-	-	-	29,195
	------------	-----------	----------	----------	----------	----------	----------	----------	-------------
Net assets available for
benefits	$3,623,670	$7,193,114	$712,305	$693,198	$532,592	$546,557	$368,636	$240,614	$13,910,686
	=======	======	======	======	======	======	======	======	========

See accompanying notes to the financial statements.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000
	Participant Directed								Non- Participant Directed
	Fidelity Family of Mutual Funds
				Managed
	Equity	Aggressive		Income	Intermediate	Diversified	Artesian	Participant	Appreciation
	Income II	Growth	Puritan	Portfolio	Bond	International	A	Loans	Plus	Total
Additions to Net Assets
attributed to:
Investment income:
Net appreciation
(depreciation) of investments	$271,542	$(2,015,158)	$36,182	$-	$21,240	$(17,386)	$(83,170)	$-	$-	$(1,786,750)
Dividends	66,716	-	26,097	-	43,271	5,004	28,164	-	-	169,252
Interest	-	-	-	58,601	-	-	-	30,186	-	88,787
Contributions:
Participant's	152,317	245,284	47,315	18,185	25,532	1,543	11,825	-	-	502,001
Employer	85,162	196,091	15,524	2,014	7,414	112,171	35,556	-	-	453,932
	575,737	(1,573,783)	125,118	78,800	97,457	101,332	(7,625)	30,186	-	(572,778)

Deductions from Net Assets
attributed to:
Participant distributions	101,249	424,043	32,854	95,837	37,093	4,086	39,434	11,401	-	745,997
Expenses	-	-	-	-	-	-	-	-	-	-
Total deductions	101,249	424,043	32,854	95,837	37,093	4,086	39,434	11,401	-	745,997

Net increase (decrease) prior to
plan merger and inter-fund
transfers	474,488	(1,997,826)	92,264	(17,037)	60,364	97,246	(47,059)	18,785	-	(1,318,775)
Plan merger (Note 1)	813,395	625,453	66,095	113,483	102,009	-	246,306	-	-	1,966,741
Inter-fund transfers	62,664	(191,380)	4,487	205,034	45,750	115,155	21,176	(22,272)	(240,614)	-

Net increase (decrease) in plan
assets	1,350,547	(1,563,753)	162,846	301,480	208,123	212,401	220,423	(3,487)	(240,614)	647,966

Net assets available for
benefits-beginning of year	3,623,670	7,193,114	712,305	693,198	532,592	-	546,557	368,636	240,614	13,910,686
Net assets available for
benefits-end of year	$4,974,217	$5,629,361	$875,151	$994,678	$740,715	$212,401	$766,980	$365,149	$-	$14,558,652
	=======	=======	======	======	======	=======	======	======	======	========

See accompanying notes to the financial statements.

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000

NOTE 1 - DESCRIPTION OF THE PLAN

General

          Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company's Board of Directors. Plan expenses may be paid out of the plan unless paid by the Company. The Company has paid all such expenses incurred during 2000 and 1999.

MERGER

          The Company also sponsored another defined contribution retirement plan for its employees, the Artesian Resources Corporation Supplemental Plan ("the Supplemental Plan"). The trustees of the Plan were also the trustees of the Supplemental Plan. On March 31, 2000 the Board of Directors of the Company and the Board of Trustees of the Plan unanimously approved the merger of the Supplemental Plan into the Plan. The net assets transferred from the Supplemental Plan into the Plan during 2000 were $1,966,741.

Participation, Vesting and Withdrawals

          Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period.

          Employees may elect to make tax-deductible contributions up to a maximum of 15 percent of their compensation; however, such contributions may not exceed the IRC limitation of $10,500 for all deferrals under all plans in 2000 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2000.

          Also, the Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contribution was made for 2000.

          Participant contributions and the related earnings thereon, are fully vested at all times. Company contributions and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

          Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

          In addition, the Company's Board of Directors decided to continue the contribution guidelines for the Supplemental Plan participants that are as follows:

-	Only employees as of April 26, 1994 are eligible for participation.
-

A service contribution is made by the Company to the Plan for all eligible participants each year based upon each employee's years of service and current compensation in accordance with the following schedule:

Years of Service	% of Compensation
1 - 5	2%
6 - 10	4%
11 - 20	5%
Over 20	6%

-	Participant contributions and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

-	Forfeitures are offset against required Company contributions. Any participant, who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

Investment Elections

          Participants may allocate basic and matching contributions among the various Fidelity Family of Mutual Funds or Artesian Resources Class A non-voting common stock. The Appreciation Plus investment represented an annuity contract with New England Mutual Life Insurance Company, which matured on January 4, 2000. The maturity value of $240,614 was transferred into the Fidelity Family of Mutual Funds.

         Participants may elect an allocation among one or more of the investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

Loans

           Participants may borrow from the Plan under the following guidelines:

-	A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.
-	Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.
-	Interest on loans is set at current market rates.

          As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 2000 was made up of:

New loans	$52,483
Loan repayments	(44,607)
Transfer of interest income	(30,148)
$(22,272)

Benefits

          Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement; upon permanent disability; at age 59 1/2; or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

Termination

          The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

          Plan assets held in the Fidelity Family of Mutual Funds and Artesian Resources Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.

          In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. The investment in the New England Mutual Life Insurance Company annuity represented funds held in that insurance companies' general account. These funds are stated at contract value, which is cost. Participant loans are valued at cost that approximates market.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Distributions

          Participant distributions are recorded when paid.

Income Taxes

          The Internal Revenue Service has determined and informed the Company by a letter dated April 6, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 3 - CREDIT RISK

          The Plan has $293,793 in its Fidelity Cash Reserves and Fidelity Stock Reserves account. These funds are fully insured by the Securities Investor Protection Corporation (SIPC).

NOTE 4 - INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

          The following investments each represent 5% or more of the net assets available for benefits at December 31, 2000:

Fidelity Family of Mutual Funds
Equity Income II
Aggressive Growth
Managed Income Portfolio

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 and 1999 to Schedule H of Form 5500:

	2000	1999
Net assets available for the benefits per the financial statements	$14,558,652	$13,910,686
Amounts allocated to withdrawing participants	(283,975)	-

Net assets available for benefits for Schedule H to the Form 5500	$14,274,677	$13,910,686

          The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to Schedule H of Form 5500:

Benefits paid to participants per the financial statements	$745,997
Add: Amounts allocated to withdrawing participants at December 31, 2000	$283,975
Benefits paid to participants per Schedule H of Form 5500	$1,029,972

          Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN SUPPLEMENTAL SCHEDULES
EIN: 51-0002090
PLAN NO.: 003
SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 2000

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Fidelity Family of Mutual Funds	Cash Reserves	$293,973	$293,973
		Equity Income II	5,238,339	4,878,671
		Aggressive Growth	5,184,774	5,484,642
		Puritan	811,743	830,073
		Managed Income Portfolio	943,573	943,573
		Intermediate Bond	724,194	733,699
		Diversified International	234,338	210,262
			-------------	--------------
		Total mutual funds	13,430,934	13,374,893
			-------------	--------------
*	Artesian Resources Corporation	Class A non-voting common stock	613,819	735,641

	Participant Loans	Interest rates range from 7.50% to 10.50%,
		can borrow up to 50% of account balance,
		repayment terms range from 5 to 15 years	-	365,149
			-------------	--------------
		Secured by account balance	$14,044,753	$14,475,683
			========	========

*	Identifies the party as a "Party in Interest"